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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                      BUTTREY FOOD AND DRUG STORES COMPANY
                           (Name of Subject Company)

                      BUTTREY FOOD AND DRUG STORES COMPANY
                       (Name of Person Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  124234 10 5
                     (CUSIP Number of Class of Securities)

                               Wayne S. Peterson
                      Buttrey Food and Drug Stores Company
                              601 6th Street, S.W.
                           Great Falls, Montana 59404
                                 (406) 761-3401
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications
                 on Behalf of the Person Filing this Statement)

                                   Copies to:
                            CYNTHIA M. DUNNETT, Esq.
                               RYAN S. HONG, Esq.
                               Riordan & McKinzie
                             300 South Grand Avenue
                                   29th Floor
                         Los Angeles, California 90071
                                 (213) 629-4824

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     This Amendment No. 1 to Solicitation/Recommendation Statement on Schedule
14D-9 amends and supplements the Solicitation/Recommendation Statement on
Schedule 14D-9 originally filed on January 26, 1998 (the "Schedule 14D-9") by Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), with respect to the offer by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the
Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

     Item 3 is hereby amended and supplemented by incorporating by reference therein the press release issued by the Company on February 23, 1998, a copy of which is filed as Exhibit 8 to the Schedule 14D-9.

     Item 3 is hereby further amended and supplemented by the following:

     (1) Item 3(b)(2) is hereby supplemented to add the following:

          Pursuant to an agreement, dated as of February 23, 1998, by and among Parent, Purchaser and the Company, the parties agreed to extend the Expiration Date of the Offer to 12:00 midnight, New York City time, on April 30, 1998. In the event that all conditions to the Offer are satisfied on or before the day that is 10 business days prior to the Expiration Date, the Expiration Date will be changed to 12:00 midnight, New York City time, on the day that is 10 business days following the date on which Parent and Purchaser file with the Commission an amendment to the Schedule 14D-1 noting such change. In the event that Parent and Purchaser so change the Expiration Date, Parent and Purchaser shall file with the Commission an amendment to their Schedule 14D-1 noting such change within 2 business days of the satisfaction of all conditions of the offer and shall waive any and all rights either of them may have to further extend the Expiration Date, including any such right which may be provided by the Merger Agreement. Notice of such Schedule 14D-1 amendment will be given to the Company's stockholders promptly by press release and by a mailing thereto.

     (2) The paragraph entitled "Antitrust" under Item 3(b)(2) is hereby supplemented to add the following:

     Parent and the Company have each received a second request from the FTC for information pursuant to the HSR Act. Parent has agreed with the FTC not to complete substantial compliance with such request earlier than March 23, 1998. Under the HSR Act, Purchaser cannot purchase Shares tendered pursuant to the Offer any earlier than 10 days after it substantially complies with the second request absent an agreement with the FTC.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended to add the following:

     8  Press Release of the Company dated, February 23, 1998.

     9 Extension, Early Termination and Waiver Agreement, dated as of February 23, 1998, by and among Parent, Purchaser and the Company.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 1998                  BUTTREY FOOD AND DRUG STORES COMPANY


                                      By:       /s/ WAYNE S. PETERSON
                                         ---------------------------------------
                                         Name: Wayne S. Peterson
                                         Title:  Chief Financial Officer

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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                  EXHIBIT
------   ----------------------------------------------------------------------
   8     Press Release of Parent dated February 23, 1998.......................
   9     Extension, Early Termination and Waiver Agreement, dated as of
         February 23, 1998, by and among Parent, Purchaser and the Company.....